Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Reports Third Quarter 2022 Results

●	Record quarterly revenue of $12 million, up 17% year-over-year

●	Four-year high, non-GAAP net income of $1 million

TEL AVIV, Israel – November 10, 2022 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the third quarter and nine-month period ended September 30, 2022.

Management Comments:

Eyal Harari, RADCOM’s Chief Executive Officer, commented, “This quarter saw multiple key revenue achievements and relevant business developments that point to long-term growth. We achieved record quarterly revenues of $12 million, up 17% year-over-year and delivering a thirteenth consecutive quarter of year-over-year revenue growth.

“Our net income reached a four-year high of $1 million, driven by our strong execution and continuous growth. In the first nine months of 2022, we executed well and delivered a strong financial performance, increasing revenue by 16% year-over-year and significantly improving our bottom line.

“We renewed our agreement with Rakuten Mobile during the quarter, strengthening our partnership with this innovative operator in Japan. In addition, with new contract wins for new and existing customers and our ongoing sales engagements, we have good visibility into 2023 and beyond. Our record results and positive momentum demonstrate the value of our advanced technology and the strength of our business model.

Mr. Harari concluded, “We are optimistic about delivering a third consecutive growth year in 2022 and continuing this trajectory into 2023. Based on our current visibility, we reiterate our full-year 2022 revenue guidance of $45-48 million.”

Financial Highlights:

●	Total revenues for the third quarter were $12 million, compared to $10.2 million in the third quarter of 2021.

●	GAAP net loss for the third quarter was $0.4 million, or $0.03 per diluted share, compared to a GAAP net loss of $1.1 million, or $0.08 per diluted share, for the third quarter of 2021.

●	Non-GAAP net income for the third quarter was $1 million, or an income of $0.06 per diluted share, compared to a non-GAAP net loss of $0.3 million, or a loss of $0.02 per diluted share for the third quarter of 2021.

●	GAAP net loss for the first nine months was $2.2 million, or $0.15 per diluted share, compared to a GAAP net loss of $3.9 million, or $0.28 per diluted share, for the first nine months of 2021.

●	Non-GAAP net income for the first nine months was $1.6 million, or an income of $0.11 per diluted share, compared to a non-GAAP net loss of $1.7 million, or a loss of $0.12 per diluted share for the first nine months of 2021.

●	As of September 30, 2022, the Company had cash, cash equivalents, and short-term bank deposits of $70.8 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 am Eastern Time (3:00 pm Israel Daylight Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0644

For those unable to listen, a conference call replay will be available a few hours later in the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,”“ may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2022 revenue guidance, the potential benefits from new contract wins, and expectations regarding its growth, momentum, pipeline, and results in 2023 and beyond, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenues	$12,011	$10,228	$33,762	$29,124
Cost of revenues	3,308	3,155	9,323	7,988
Gross profit	8,703	7,073	24,439	21,136
Research and development, gross	5,285	4,791	16,193	15,121
Less - royalty-bearing participation	187	205	602	343
Research and development, net	5,098	4,586	15,591	14,778
Sales and marketing	3,205	2,476	8,989	7,632
General and administrative	1,207	947	3,235	2,947
Total operating expenses	9510	8,009	27,815	25,357
Operating loss	(807)	(936)	(3,376)	(4,221)
Financial income (expenses), net	448	(106)	1,265	394
Loss before taxes on income	(359)	(1,042)	(2,111)	(3,827)
Taxes on income	(30)	(27)	(120)	(85)

Net loss	$(389)	$(1,069)	$(2,231)	$(3,912)

Basic and diluted net loss per ordinary share	$(0.03)	$(0.08)	$(0.15)	$(0.28)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,563,841	14,148,950	14,460,865	14,140,509

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
GAAP gross profit	$8,703	$7,073	$24,439	$21,136
Stock-based compensation	101	41	292	124
Non-GAAP gross profit	$8,804	$7,114	$24,731	$21,260

GAAP research and development, net	$5,098	$4,586	$15,591	$14,778
Stock-based compensation	641	297	1,895	889
Non-GAAP research and development, net	$4,457	$4,289	$13,696	$13,889

GAAP sales and marketing	$3,205	$2,476	$8,989	$7,632
Stock-based compensation	361	228	1,026	712
Non-GAAP sales and marketing	$2,844	$2,248	$7,963	$6,920

GAAP general and administrative	$1,207	$947	$3,235	$2,947
Stock-based compensation	249	170	612	520
Non-GAAP general and administrative	$958	$777	$2,623	$2,427

GAAP total operating expenses	$9,510	$8,009	$27,815	$25,357
Stock-based compensation	1,251	695	3,533	2,121
Non-GAAP total operating expenses	$8,259	$7,314	$24,282	$23,236

GAAP operating loss	$(807)	$(936)	$(3,376)	$(4,221)
Stock-based compensation	1,352	736	3,825	2,245
Non-GAAP operating income (loss)	$545	$(200)	$449	$(1,976)

GAAP loss before taxes on income	$(359)	$(1,042)	$(2,111)	$(3,827)
Stock-based compensation	1,352	736	3,825	2,245
Non-GAAP income (loss) before taxes on income	$993	$(306)	$1,714	$(1,582)

GAAP net loss	$(389)	$(1,069)	$(2,231)	$(3,912)
Stock-based compensation	1,352	736	3,825	2,245
Non-GAAP net income (loss)	$963	$(333)	$1,594	$(1,667)

GAAP net loss per diluted share	$(0.03)	$(0.08)	$(0.15)	$(0.28)
Stock-based compensation	0.09	0.06	0.26	0.16
Non-GAAP net income (loss) per diluted share	$0.06	$(0.02)	$0.11	$(0.12)

Weighted average number of shares used to compute diluted net income (loss) per share	14,971,391	14,148,950	14,460,865	14,140,509

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	September 30, 2022	December 31, 2021
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$15,353	$11,948
Short-term bank deposits	55,457	58,621
Trade receivables, net	13,088	10,031
Inventories	403	931
Other accounts receivable and prepaid expenses	2,318	1,964
Total Current Assets	86,619	83,495

Non-Current Assets
Severance pay fund	2,664	3,840
Other long-term receivables	2,876	1,258
Property and equipment, net	1,030	1,260
Operating lease right-of-use assets	2,671	1,808
Total Non-Current Assets	9,241	8,166

Total Assets	$95,860	$91,661

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,604	$2,651
Deferred revenues and advances from customers	5,509	2,700
Employee and payroll accruals	4,326	4,422
Operating lease liabilities	1,009	1,045
Other liabilities and accrued expenses	7,274	5,428

Total Current Liabilities	19,722	16,246

Non-Current Liabilities
Accrued severance pay	2,980	4,335
Operating lease liabilities	1,673	894
Other liabilities and accrued expenses	-	32
Total Non-Current Liabilities	4,653	5,261

Total Liabilities	$24,375	$21,507

Shareholders’ Equity
Share capital	$696	$669
Additional paid-in capital	147,275	143,473
Accumulated other comprehensive loss	(2,887)	(2,620)
Accumulated deficit	(73,599)	(71,368)

Total Shareholders’ Equity	71,485	70,154

Total Liabilities and Shareholders’ Equity	$95,860	$91,661

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